Stephens Inc.

(A Wholly Owned Subsidiary of SI Holdings Inc.)
(SEC I.D. No. 8-001927) (CFTC I.D. No. 0002736)

Statement of Financial Condition as of December 31, 2016, Supplemental Schedules, Supplemental Report on Internal Control, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.1 O(g) under the Commodity Exchange Act as a **PUBLIC** Document.

Public

Del,oitte.

Deloitte & **Touche LLP**
100 Kimball Drive
Parslppany, NJ 07054-2176
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloltte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Stephens Inc.

We have audited the accompanying statement of financial condition of Stephens Inc. (the "Company') as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Stephens Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules on pages 14-15 have been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Regulation 1.16 under the Commodity Exchange Act. In our opinion, such schedules are fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

Deloitte & Touche LLP

February 23, 2017

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In thousands, except share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 33,275
CASH - Segregated under federal and other regulations	100
GOVERNMENT SECURITIES - Segregated under federal and other regulations	2,697
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL - Segregated under federal and other regulations	10,000
RECEIVABLES FROM:	
Brokers and dealers	26,430
Customers	101,987
Officers, directors, and affiliates	396
Others	6,386
MARKETABLE SECURITIES - At fair value	146,601
NOT READILY MARKETABLE SECURITIES - At fair value	2,400
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	9,998
FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS - At cost - net of accumulated depreciation and amortization of $35,550	5,939
OTHER	12,439
TOTAL	$ 358,648

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to:	
Brokers and dealers	$ 4,794
Customers including free credit balances of $88,183	102,497
Officers, directors, and affiliates	1,610
Securities sold but not yet purchased - at fair value	10,034
Accrued compensation	60,848
Other	18,923
Total liabilities	198,706
STOCKHOLDER'S EQUITY:	
Common stock, no par value - 2,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	12,000
Retained earnings	47,942
Total stockholder's equity	159,942
TOTAL	$ 358,648

See notes to statement of financial condition.

STEPHENS INC.

(A Wholly Owned Subsidiary of SI Holdings Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Dollars in thousands)

1. **ORGANIZATION**

   Stephens Inc., an S Corporation (the "Company"), is a full-service investment banking firm which is headquartered in Little Rock, Arkansas. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Commodity Futures Trading Commission (CFTC). The Company is a wholly owned subsidiary of SI Holdings Inc., an S Corporation (the "Parent").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Cash and Cash Equivalents -   For financial reporting purposes, the Company defines cash and cash equivalents as currency on hand and demand deposits with banks and overnight money market deposits and instruments with a maturity of less than ninety days.

   Receivables from and Payables to Customers -   Receivables from customers primarily consist of amounts due on cash and margin securities transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition. No allowance for doubtful accounts is considered necessary. Payables to customers primarily represent cash on deposit with the Company.

   Receivables from and Payables to Officers, Directors, and Affiliates -   Receivables from and payables to officers, directors, and affiliates result from securities transactions executed in the ordinary course of business and carry the same terms and conditions as transactions with non-related parties.

   Receivables from Others - Receivables from others result primarily from the Company's brokerage activities.

   Securities Transactions -   Marketable securities and securities sold but not yet purchased are carried at fair value on a trade date basis.

   Securities borrowed are included in receivables from brokers and dealers in the statement of financial condition. The Company's policy is to treat securities borrowed as collateralized financing transactions and record the transactions at the amount of cash collateral advanced. The Company monitors the market value of the securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

   Transactions involving sales of securities under agreements to repurchase or purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession of securities with a market value in excess of the principal amount loaned plus accrued interest in order to initially collateralize the purchase of securities under agreements to resell. The

Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral when deemed appropriate.

Concentrations of Credit Risk - In the normal course of business, the Company engages in fixed income transactions that expose it to temporary concentrations of credit risk. In the case of repurchase and resale agreements, counterparty risk is monitored by reviewing counterparty risk compared to established credit limits. Credit limits are established after review of customer financial data. In the case of both debt and equity underwritings, counterparty risk is reviewed by the appropriate underwriting committee prior to commitment.

Furniture, Fixtures, Equipment, and Leasehold Improvements-Furniture, fixtures, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture, fixtures, and equipment is provided over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of 10 years or the lease term. The Company annually evaluates the carrying value of its furniture, fixtures, and equipment to determine if an impairment exists.

Income Taxes - The Company is a Qualified Subchapter S Corporation and therefore bears no entity level tax.

Use of Estimates - The preparation of statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates and assumptions, and these differences may be material.

Recent Accounting Pronouncements-On May 28, 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) and subsequent related updates. The update modifies the guidance companies use to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other standards. The guidance also requires new qualitative and quantitative disclosures, including information about contract balances and performance obligations. In August 2015, the FASB issued ASU 2015-14 *(Revenue from Contracts with Customers* (Topic 606): Deferral of the Effective Date), which defers the effective date of ASU 2014-09 to first quarter 2018. Early adoption is permitted in first quarter 2017. The Company is currently evaluating the impact of adopting these ASU's.

On August 27, 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements-Going Concern.* The ASU provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016. The Company implemented this standard and it had no material impact on its statement of financial condition.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which is the final standard on accounting for leases. While both lessees and lessors are affected by the new guidance, the effects on lessees are much more significant. The most significant change for lessees is the requirement under the new guidance to recognize right-of-use assets and lease liabilities for all leases not considered short-term leases. Entities are required to use a modified retrospective approach to adopt the guidance. The amendments in ASU 2016-02 are effective for fiscal years, and interim periods within those years,

beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2016-02.

3.   FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Fair value is a market-based measure considered from the perspective of a market participant rather than a Company-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 -   Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -   Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Mortgage-backed Securities are comprised of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices adjusted for risk characteristics. Actively traded non-callable agency issued debt securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds and U.S. Treasury obligations are estimated using recently executed transactions, market price quotations or bond spreads. Corporate bonds and U.S. Treasury obligations are generally categorized in Level 2 of the fair value hierarchy.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate stocks are exchange traded securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy.

Not readily marketable securities held in proprietary inventory are valued using quoted market prices, and they are categorized in Level 1 of the fair value hierarchy. The value of other not readily marketable securities is estimated using multiple factors including the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. These securities are generally categorized in Level 2 of the fair value hierarchy.

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Assets:				
Government securities segregated under federal and other regulations		$ 2,697		$ 2,697
State and municipal obligations		952		952
Mortgage-backed securities		119,929		119,929
Corporate stocks	$ 8,692			8,692
Money markets, mutual funds and other	10			10
Corporate bonds, debentures and notes		64		64
U.S. Treasury obligations		16,954		16,954
Not readily marketable securities	1,043	1,357		2,400
Total assets at fair value	$ 9,745	$141,953	$ 0	$151,698
Liabilities:				
Corporate stocks	$ 56			$ 56
Money markets, mutual funds and other		493		493
U.S. Treasury obligations		9,485		9,485
Total liabilities at fair value	$ 56	$ 9,978	$ 0	$ 10,034

During the year ended December 31, 2016, there were no transfers to or from Level 1 and 2, as well as no transfers to or from the Level 3 categories.

The following table presents the carrying values and estimated fair values at December 31, 2016 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

Fair Value Measurements Not on a Recurring Basis
as ofDecember 31, 2016

Assets	Carrying Value		Level 1		Level 2		Level 3		Total Estimated Fair Value
Cash and Cash Equivalents	$	33,275	$	33,275					$ 33,275
Cash Segregated under federal and other regulations		100		100					100
Securities Purchased under agreements to resell, segregated under federal and other regulations		10,000				10,000			10,000
Receivables and Other		147,638				147,638			147,638
Securities Purchased under agreements to resell, net		9,998				9,998			9,998
Totals	$	201,011	$	33,375	$	167,636	$	-	$ 201,011
Liabilities									
Payables and Other	$	188,672			$	188,672			$ 188,672
Totals	$	188,672	$		$	188,672	$		$ 188,672

Substantially all of the Company's assets and liabilities are carried at contracted amounts which the Company believes approximate fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of short-term receivables, securities purchased under agreements to resell and certain other receivables. Similarly, the Company's liabilities such as securities sold under agreements to repurchase and certain other payables are recorded at contract amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates on market movements.

Netting of Financial Assets and Financial Liabilities

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2016, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

	December 31, 2016					
				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset In the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of financial assets						
Securities borrowed	$ 1,395	$	$ 1,395	$ (1,341)	$	$ 54
Securities purchased under agreements to resell segregated under Federal and other regulations	10,000		10,000	(10,000)		0
Securities purchased under agreements to resell	9,998		9,998			0
Total	$ 21,393	$	$21,393	$(21,339)	$	$ 54

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
Offsetting offinancial liabilities:						
Securities sold under agreements to repurchase	-		0	-		0
Total	$ -	$	_$ -	$ -	$	$ 0

4. ASSETS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2016, the Company had segregated $12,697 of marketable securities in an account "for the exclusive benefit of customers" and $100 of cash in an account "for the special reserve bank account for Brokers and Dealers" pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

5. RECEIVABLES AND PAYABLES FROM BROKERS AND DEALERS

Receivables from brokers and dealers at December 31, 2016, consist of the following:

Securities borrowed	$ 1,395
Securities failed to deliver	95
Unsettled regular-way trades	23,419
Other	1,521
	$ 26,430

Payables to brokers and dealers at December 31, 2016, consist of the following:

Securities failed to receive	$ 3,131
Dealer free credits	22
Clearing allocation	191
Other	1,450
	$ 4,794

6. FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment, and leasehold improvements at December 31, 2016 consisted of the following:

Leasehold improvements	$ 22,770
Computer hardware	6,984
Furniture and fixtures	8,085
Data and telephone equipment	3,485
Other	165
	41,489
Accumulated depreciation	(35,550)
Total	$ 5,939

7. BORROWINGS

The Company had no short-term bank borrowings outstanding at December 31, 2016. During the year, average daily short-term borrowings were $850, with a maximum indebtedness of approximately $24,600. The weighted-average interest rate on these borrowings approximated 1.46 % for the year ended December 31, 2016.

As of and for the year ended December 31, 2016, the Company had no outstanding obligations that were subordinated to claims of general creditors.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the Rule, which does not allow aggregate indebtedness to exceed 15 times net capital. At December 31, 2016, the Company had an aggregate indebtedness to net capital ratio of 1.47 with $125,333 of net capital, which was $113,020 in excess of its required minimum net capital of $12,313. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is the subject of regular, comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies

generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

9.   **EMPLOYEE BENEFIT PLANS**

The Company has a 401 (k) profit sharing plan which allows employees to begin making contributions on the first payroll date of the second calendar month following their date of hire. Participants are eligible for Company matching contributions at the beginning of the calendar quarter following six months of employment with a minimum of 500 hours worked. The Company's contributions for each plan year are made at the discretion of the Company's Board of Directors. Participants are fully vested in the Company's contributions after five years of service, and have graduated vesting during the five years. Forfeitures of the Company's contributions are used to pay for plan expenses or to decrease the Company's contributions.

10.   **RELATED-PARTY TRANSACTIONS**

The Company rents certain real property from an affiliate and other related parties under non-cancelable operating leases. At December 31, 2016, the future minimum rental commitments under these leases are as follows:

Years Ending December31	Amount
2017	$ 3,998
2018	3,998
2019	3,943
2020	3,865
2021	3,618
Thereafter	41,248
	$60,670 (a)

(a) Minimum rental commitments will be reduced by minimum sublease rentals of $15,131 due in the future under noncancelable subleases.

The Company pays various expenses on behalf of an affiliated entity which are attributable to the operations of that entity. The affiliate reimburses the Company for expenses paid on its behalf. The payable balance from affiliated entities as of December 31, 2016 was $162, which is included in payables to officers, directors and affiliates.

The Company holds positions in marketable securities of companies in which officers, directors, and affiliates are members of the Boards of Directors. Total investment in related entities was $2,165 which is included in marketable securities.

11. COMMITMENTS AND CONTINGENCIES

In addition to the lease commitment discussed in Note 10, the Company has commitments related to other office space and software maintenance agreements. At December 31, 2016, the future minimum payments required under these agreements are as follows:

Years Ending December 31	Amount
2017	$ 7,077
2018	6,565
2019	5,339
2020	4,799
2021	4,049
Thereafter	8,427
	$36,256

The Company is a defendant in several lawsuits, which arose from its usual business activities. Almost all of these lawsuits arose from the Company's participation as a member of the underwriting syndicate in public offerings of securities. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and consultation with outside counsel, does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters or placement agents, indemnification of those entities is intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions. The Company has not recorded a liability for such exposure as the likelihood of being required to pay is remote.

12. DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

Off-Balance-Sheet R i s k - The Company enters into various transactions involving off-balance-sheet financial instruments, which primarily include securities purchased and sold on a when-issued basis, securities to-be-announced, and options.

The Company has sold securities not yet purchased and, therefore, will be obligated to purchase such securities at a future date. The Company has exposure to losses if the market values of those securities increase prior to purchase.

The Company's clearance activities involve the execution, settlement, and financing of various customer securities and commodities transactions on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer transactions may expose the Company to off-balance-sheet risks in the event the customer is unable to fulfill its contractual obligation or the margin requirements are not sufficient to fully cover losses that the customer may incur. The Company controls this risk by establishing credit limits for such activities and monitoring its customers' compliance and exposure on a daily basis.

The Company enters into TBA (to-be-announced) transactions to manage the Company's exposure to risk resulting from trading activities. The table below sets forth the fair value and notional amounts of open TBA contracts as of December 31, 2016.

	Gross Assets Fair Value	Gross Liabilities Fair Value	Contract/ Notional
Forward settling TBA trades	$	$ 81,004	$ 78,500

13. COLLATERAL

The Company receives collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral or for delivery to counterparties to cover short positions. At December 31, 2016, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $155,039 and the fair value of the collateral that had been sold or repledged was $7,719.

	December 31, 2016			
	Remaining Contractual Maturity			
	Overnight and Open	Less than 30 days	30- 90 days	Over 90	Total
Securities sold under agreements to repurchase	$ 0	$ 0	$ 0	$ 0

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date this statement of financial condition was issued, and identified no subsequent events that should be disclosed in the notes to the statement of financial condition.

******

SUPPLEMENTAL SCHEDULES

Public

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE- COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2016

NET CAPITAL:

Total stockholder's equity from statement of financial condition	$159,942
Deduct:	
Nonallowable assets:	
Not readily marketable securities - at fair value	2,400
Furniture, fixtures, equipment, and leasehold improvements - net	5,939
Receivables	10,498
Unsecured receivables from brokers and dealers and customers	4,740
Other	4,317
Other deductions	1,709
Net capital before haircuts on securities	130,339
Haircuts on securities:	
Trading positions	5,006
NET CAPITAL	$125,333

AGGREGATE INDEBTEDNESS:

Payables to brokers and dealers for customers' securities failed to receive	$ 3,315
Dealers' free credit balances	22
Payables to customers	102,497
Payables to officers, directors, and affiliates	1,610
Accrued compensation and other accrued liabilities	79,771
Aggregate indebtedness before reserve deposit adjustment	187,215
Less adjustment based on requirement for special reserve account	2,513
Total aggregate indebtedness	184,702
NET CAPITAL	125,333
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (1/15 OF AGGREGATE INDEBTEDNESS)	12,313
NET CAPITAL IN EXCESS OF REQUIREMENT	$113,020
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.47to1

There are no material differences between this computation and the computation included in the amended FOCUS Form X-17A-5 Part II as of December 31, 2016, filed by the Company on February 17, 2017.

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE- SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO THE COMMISSION REGULATION 30.7 AS OF DECEMBER 31, 2016

The Company does not carry any customers' regulated commodity futures, foreign future, and foreign options accounts; therefore, the Company has no reporting requirement.

Deloitte & Touche LLP
100 Kimball Drive
Parslppany, NJ 07054-2176
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

February 23, 2017

Stephens Inc.
111 Center Street
Little Rock, Arkansas 7220 I

In planning and perfonning our audit of the financial statements of Stephens Inc. (the "Company") as of and for the year ended December 3 1, 2016 (on which we issued our report dated February 23, 2017, and such report expressed an unmodified opinion on those financial statements), in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding finn assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customers' regulated commodity futures, foreign futures and foreign options accounts we did not perfonn procedures in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regU'lations thereunder, and the segregation of funds based on such computations and in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30. 7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs ofcontrols and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance (I) that assets for which the Company has responsibility are safeguarded against Joss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to pennit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errqr or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A deficiency in *design* exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in *operation* exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in interna'l control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

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